
10013207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
JUN 25 2010
WASH. D.C.
PROCESSING
193
SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-07107

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOUISIANA-PACIFIC
SALARIED 401(k) AND
PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA-PACIFIC CORPORATION
414 Union Street, Suite 2000
Nashville, Tennessee 37219-1711

PDXDOCS:1553862.2

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

Index to Financial Statements and Schedules

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan

Financial Statements as of and for the
Years Ended December 31, 2009 and 2008,
Supplemental Schedule as of December 31, 2009,
and Report of Independent Registered Public
Accounting Firm

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Finance and Audit Committee of
Louisiana-Pacific Corporation:

We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 23, 2010

Member of
Deloitte Touche Tohmatsu

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:		
Cash	$ -	$ 12,000
Investments — at fair value:		
Common collective trust fund	20,707,486	19,535,549
Louisiana-Pacific Corporation common stock	14,539,295	3,082,306
Mutual funds	83,292,941	66,224,117
Loan fund	1,487,864	1,474,813
Total investments at fair value	120,027,586	90,316,785
Contributions receivable	137,559	-
Total assets	120,165,145	90,328,785
LIABILITIES — Administrative expenses payable	21,179	14,397
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	120,143,966	90,314,388
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT — Responsive stable value fund	(621,841)	183,129
NET ASSETS AVAILABLE FOR BENEFITS	$ 119,522,125	$ 90,497,517

See notes to financial statements.

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:		
Contributions:		
Employer contributions	$ 269,057	$ 2,578,689
Participant contributions	5,253,552	7,059,362
Total contributions	5,522,609	9,638,051
Investment income (loss):		
Dividend income	2,877,329	4,355,829
Interest income	105,837	115,716
Net appreciation (depreciation) in fair value of investments (includes realized gains and losses)	30,751,650	(49,623,922)
Net investment income (loss)	33,734,816	(45,152,377)
DEDUCTIONS:		
Administrative expenses	95,074	90,938
Benefits paid to participants	10,137,743	10,578,063
Total deductions	10,232,817	10,669,001
INCREASE (DECREASE) IN NET ASSETS	29,024,608	(46,183,327)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	90,497,517	136,680,844
End of year	$ 119,522,125	$ 90,497,517

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General — The Plan is a defined contribution and profit sharing plan covering all salaried employees of Louisiana-Pacific Corporation (the "Company" or "LP"), except those members of a collective bargaining unit and certain temporary, leased, and nonresident aliens who receive no U.S. income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 (ERISA). Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the "Plan Administrator") comprised of a minimum of three members appointed by LP.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) new participant rollovers from other qualified plans or conduit Individual Retirement Arrangements.

Each participant may authorize LP to contribute into the Plan on a pretax basis from 1% to 50% of eligible compensation. The contribution is subject to a maximum of $16,500 and $15,500 for 2009 and 2008, respectively. Participants over 50 years of age may contribute an additional $5,500 and $5,000 for 2009 and 2008, respectively, under certain circumstances.

LP matches participant contributions at 100% of the first 3% and 25% of the next 2% of eligible compensation. The employer match was suspended in accordance with the Plan as of February 1, 2009. LP may also make a discretionary profit sharing contribution. No discretionary profit sharing contribution was made in 2009 or 2008. Participants may direct the investment of their contributions and the employer contributions. Participants must be employed on the last day of the Plan year to receive profit sharing contributions. Please see Note 3 to the financial statements.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of the Company's discretionary contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, LP common stock, and a stable value fund as investment options for participants. Please see Note 3 to the financial statements.

Vesting — Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:

- Completion of five years of service (three years of service for the matching account of a participant with an hour of service on or after October 1, 2001)
- Completion of five years of service (three years of service for the profit sharing contributions of a participant with an hour of service on or after January 1, 2008)
- Death
- Attainment of age 65 (age 60 for the amounts transferred from the Employee Share Ownership Trust (ESOT))
- Termination due to a plant closure, plant sale, or position elimination as a result of the divestiture plan announced in 2002, or as a result of the Plan Amendment adopted in 2009 that includes automatic vesting due to plant closure, plant sale, or position elimination occurring between January 1, 2007 and a time when plant closures, plant sales, and position eliminations stabilize, which occurred December 31, 2009.

Distributions of Benefits — Participants become eligible upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65
- Death of the participant
- Termination of employment

On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments over a twenty-year period. If the participant has an account balance less than $1,000 in the Plan, distribution to a participant or beneficiary will be made in one lump-sum distribution. Installment payments or partial distributions are not permitted.

Participant Loans — Effective January 1, 2007, the Plan was amended to allow participant loans. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with Prime plus 1% at the time funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Hardship Withdrawals — No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59-1/2, except by reason of financial hardship.

Forfeited Accounts — Plan funds forfeited by participants who terminated employment before they were fully vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. In 2009 and 2008, the amounts forfeited were $112,670 and $193,351, respectively. These forfeitures were used to pay administrative plan expenses and to offset employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The carrying amounts of cash and the contributions receivable approximate fair value due to the short-term maturity of the instruments.

The Plan's investments are stated at fair value due to the maturity of the instruments. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds held by the Plan at year-end are valued at current quoted market prices. The stable value fund is stated at fair value and then adjusted to contract value as described below.

The stable value fund (the "Fund") is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional financial statement line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method. Interest income is recorded on the accrual basis. Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

Participant Loans — Participant loans receivable are secured by the vested account balance of the participants receiving the loans and are evidenced by negotiable promissory notes. Loans are subject to substantially level amortization over periods not to exceed five years. Interest is charged based on the prime rate plus 1% at the time of the loan. Loans and/or interest payments of participants currently employed by Louisiana Pacific are collected every two weeks through payroll deductions. Interest rates on loans outstanding at December 31, 2009, ranged from 4.25% to 9.25%.

Payment of Benefits — Benefit payments are recorded when disbursed.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Transfers — Along with the Plan, the Company also sponsors a 401(k) plan for hourly employees. If employees change their hourly or salary status at any point, their account balances may be transferred into the corresponding plan. For the year ended December 31, 2009, Plan transfers into the salaried plan from the hourly plan were $174,912, and Plan transfers out from the salaried plan to the hourly plan were $12.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff position 157-4, *Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, *Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)* ("ASU 2009-12"), which amended ASC Subtopic 820-10, *Fair Value Measurements and Disclosures — Overall*. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, *Fair Value Measurements*), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3. SUBSEQUENT EVENTS

On January 1, 2010, the Plan was amended to provide employer matching contributions to 100% of the first 2 % of eligible compensation effective January 1, 2010.

In addition, effective January 1, 2010, the Plan was amended to cap the deferral percentage allowed for investment in LP common stock to 20%.

4. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — industrial materials	$ 14,539,295	$ -	$ -	$ 14,539,295
Total common stock	14,539,295	-	-	14,539,295
Mutual funds:				
Domestic stock funds	30,124,615	-	-	30,124,615
Balanced funds	37,699,756	-	-	37,699,756
International stock fund	5,866,723	-	-	5,866,723
Fixed income funds	9,601,847	-	-	9,601,847
Total mutual funds	83,292,941	-	-	83,292,941
Stable value fund	-	20,707,486	-	20,707,486
Participant loans	-	-	1,487,864	1,487,864
Total	$ 97,832,236	$ 20,707,486	$ 1,487,864	$ 120,027,586

The table below is in accordance with the update to ASC 820 and includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2008. Table included for comparative purposes of the financial statements.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — industrial materials	$ 3,082,306	$ -	$ -	$ 3,082,306
Total common stock	3,082,306	-	-	3,082,306
Mutual funds:				
Domestic stock funds	23,567,328	-	-	23,567,328
Balanced funds	29,014,967	-	-	29,014,967
International stock fund	5,551,061	-	-	5,551,061
Fixed income funds	8,090,761	-	-	8,090,761
Total mutual funds	66,224,117	-	-	66,224,117
Stable value fund	-	19,535,549	-	19,535,549
Participant loans	-	-	1,474,813	1,474,813
Total	$ 69,306,423	$ 19,535,549	$ 1,474,813	$ 90,316,785

The Plan's investments are held by the trustee and are recorded at fair value.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. LP common stock is valued at quoted market price.

The common collective trust fund, with underlying investments in guaranteed investment contracts (GICs) and synthetic GICs, is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The common collective trust fund is a Stable Value Fund, and its fair value is determined using the net asset value provided by the administrator of the fund. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Participant loans receivable are valued at the outstanding principal balance of the loans, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Participant Loans
Begining balance — January 1, 2008	$ 1,349,756
Total interest credited	115,716
Total loan issuances, repayments, and offsets — net	9,341
Ending balance — December 31, 2008	1,474,813
Total interest credited	105,837
Total loan issuances, repayments, and offsets — net	(92,786)
Ending balance — December 31, 2009	$ 1,487,864

5. PLAN TERMINATION

Although it has not expressed any intention to do so, LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

6. ADMINISTRATION OF PLAN ASSETS

As of December 31, 2009 and 2008, the assets of the Plan are managed by the T. Rowe Price Trust Company who invests cash received, dividends and interest income, and makes distributions to participants. The Trustees also administer the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

7. INVESTMENTS

The assets held by the Plan that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008
T. Rowe Price Stable Value Fund	$20,707,486	$19,535,549
Artio International Equity	N/A	5,551,061
PIMCO Total Return Fund Institutional Class	9,601,847	8,090,761
T. Rowe Price Balanced Fund	8,351,579	7,042,237
T. Rowe Price Growth Stock Fund	9,745,406	7,129,526
T. Rowe Price Retirement 2010 Fund	N/A	4,718,492
T. Rowe Price Retirement 2020 Fund	10,712,036	7,969,803
T. Rowe Price Retirement 2030 Fund	6,174,872	4,693,371
Vanguard Institutional Index	7,060,648	6,093,191
Louisiana-Pacific Corporation common stock	14,539,295	N/A

N/A indicates investment did not exceed 5% of the Plan's net assets available for benefits in that year.

During the years ended December 31, 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Investments — at fair value:		
Mutual funds	$17,269,016	$(37,203,817)
Louisiana-Pacific Corporation common stock [(1)]	13,482,634	(12,420,105)
Net change in fair value	$30,751,650	$(49,623,922)

[(1)] Represents party-in-intested to the Plan.

8. RELATED-PARTY TRANSACTIONS

As of December 31, 2009 and 2008, certain Plan investments are shares of common trust funds and mutual funds managed by T. Rowe Price Associates, Inc. T. Rowe Price Trust Company, an affiliate of T. Rowe Price Investment Management, Inc., is the trustee as defined by the Plan, and, therefore, the transactions related to these investments are classified as "party-in-interest" transactions.

Plan investments also include shares of LP common stock. LP is the Plan Sponsor, as defined by the Plan and, therefore, the transactions related to the LP common stock are classified as "party-in-interest" transactions.

9. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed LP by a letter dated February 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2009 and 2008, and the increase (decrease) in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2009 and 2008 is as follows:

	2009	2008
Net assets available for benefits per the financial statements	$119,522,125	$90,497,517
Adjustment from contract value to fair value for fully benefit — responsive investment contracts	621,841	(183,129)
Net assets available for benefits per the Form 5500	$120,143,966	$90,314,388

The following is a reconciliation of net investment income (loss) (includes dividend income, interest income, unrealized gains and losses and realized gains and losses) for the years ended December 31, 2009 and 2008, to Form 5500:

Net investment income (loss) per financial statements	$33,743,816	$(45,152,377)
Adjustment from contract value to fair value for fully benefit — responsive investment contracts	804,970	(305,748)
Net investment income (loss) per Form 5500	$34,548,786	$(45,458,125)

* * * * * *

SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2009

a)	b) Identity of Issue	c) Description of Investment	d) Number of Shares	e) Cost	Current Value
*	T. Rowe Price Stable Value Fund	Common Trust Fund	20,085,644	(1)	$ 20,707,486
	Artio International Equity	Mutual Fund	207,745	(1)	5,866,723
	PIMCO Total Return Fund Institutional Class	Mutual Fund	889,060	(1)	9,601,847
*	T. Rowe Price Balanced Fund	Mutual Fund	475,602	(1)	8,351,579
*	T. Rowe Price Equity Income Fund	Mutual Fund	107,149	(1)	2,249,063
*	T. Rowe Price Growth Stock Fund	Mutual Fund	354,250	(1)	9,745,406
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	65,219	(1)	3,097,245
*	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	232,647	(1)	4,820,438
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	15,098	(1)	157,622
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	382,718	(1)	5,338,920
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	59,271	(1)	632,421
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	733,701	(1)	10,712,036
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	70,122	(1)	743,992
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	408,391	(1)	6,174,872
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	10,584	(1)	112,716
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	294,298	(1)	4,458,615
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	16,216	(1)	163,785
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	11,320	(1)	95,997
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	2,675	(1)	22,419
	Vanguard Institutional Index	Mutual Fund	69,236	(1)	7,060,648
	Oppenheimer Main ST. SM CAP Y	Mutual Fund	181,139	(1)	3,151,815
*	T. Rowe Price Retirement Income Fund	Mutual Fund	60,179	(1)	734,782
*	Louisiana-Pacific Corporation	Common Stock	2,082,993	(1)	14,539,295
*	Loan Fund	Participant Loans (interest rates between 4.25% and 9.25%, maturing between 2009 and 2014)	N/A	N/A	1,487,864
		Adjustment from fair value to contract value for stable value fund	N/A	N/A	(621,841)
					$ 119,405,745

* Party-in-interest

(1) Cost is not required as investments are participant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LOUISIANA-PACIFIC SALARIED 401(k) AND
PROFIT SHARING PLAN
(Name of Plan)

By: Administrative Committee

By: 
Jeffrey Poloway, Member

Dated: June 28, 2010

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-156144 and No. 333-153080 on Form S-8 of our report dated June 23, 2010, relating to the financial statements and supplemental schedule of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan, appearing in this Annual Report on Form 11-K of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan for the year ended December 31, 2009.

Deloitte & Touche LLP

June 23, 2010